Exhibit 99.1

YM BIOSCIENCES TO ACQUIRE EXIMIAS PHARMACEUTICAL CORPORATION
- U.S. based Eximias to become a wholly-owned subsidiary of YM -

MISSISSAUGA, Canada - April 13, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced it has entered into a definitive agreement to acquire Eximias Pharmaceutical Corporation (Berwyn, Pennsylvania), a privately-held pharmaceutical company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer related-disorders. Upon completion of the transaction, Eximias will become a wholly-owned subsidiary of YM operating as YM BioSciences USA Inc. and will serve as YM’s base of operations in the United States.  Eximias employs a seasoned management team and has cash resources in excess of $30M.

The merger consideration will consist of part-cash and part-common shares of YM, with at least US$25 million of the merger consideration consisting of YM common shares. The definitive agreement has been approved by the Boards of Directors of both companies and by the stockholders of Eximias.  Approval by YM shareholders is not required.  The transaction is expected to close in early May 2006, subject to the satisfaction of certain closing conditions.  In order to maintain compliance with United States securities laws, communications regarding the transaction must remain limited until closing, at which time management intends to schedule a conference call with investors and analysts.

Upon completion of the transaction, Mr. David Allan will continue as Chairman and CEO of YM BioSciences and several appointments will be made to YM’s Board of Directors and management team.  Ms. Gail Schulze, currently President and CEO of Eximias, will become President of YM BioSciences and CEO of YM BioSciences USA Inc., as well as a Director of YM. Ms. Schulze has more than 25 years of pharmaceutical industry experience. Dr. James Barrett, currently a member of the Eximias Board of Directors, will become a Director of YM.  The other eight members of YM’s Board of Directors will continue to serve in their current capacity.

The current management team of YM BioSciences will remain in place and expanded to include senior members of the Eximias management team in Clinical, Regulatory, Marketing, Manufacturing and Corporate Development.

The YM common shares to be offered to Eximias stockholders pursuant to the transactions have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

Enquiries:
David Allan, CEO	Gail Schulze, President and CEO
YM BioSciences Inc.	Eximias Pharmaceutical Corporation
Tel: 905-629-9761	Tel: 610-560-0665